SOFTWARE DEVELOPMENT AGREEMENT

This software development agreement (the "Agreement") is entered into and is effective as of October 27th, 2006 (the "Effective Date"), by and between Casio Soft Co., Ltd., a Japanese corporation having its principal place of business offices at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, Japan 164-0012, ("Casio Soft") and Fonix Speech, Inc., a Delaware corporation having its principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft is engaged in developing cellular phone software for use in Casio Hitachi Mobile Communications cellphone devices, and

WHEREAS, Fonix is engaged in developing and marketing a smallest footprint, full-featured, multi-language, full-dictionary, text-to-speech (TTS) engine software, and

WHEREAS, Casio Soft wishes for Fonix to port Fonix's text-to-speech (TTS) software "DECtalk 4.6.4 (with DECtalk 5.1 forthcoming)" SDK for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment which will be incorporated in certain Casio Hitachi Mobile Communications cellphone devices and Fonix is willing to perform such development task on the following terms.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 "Services" means the design and development of the Software Products, as defined below in Section 1.2, and the technical support for incorporating the Software Products into Casio Hitachi Mobile Communications' cellphone devices embedded with BREW v3.1.2 operating system and the Qualcomm MSM6550 processor.

1.2 "Software Products" means text-to-speech (TTS) software "Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming)" SDK with US English support for the BREW v3.1.2 operating system and the Qualcomm MSM6550 processor, as more fully described in the Specification.

1.3 "Specification" means the technical and design specification for the Software Products, set forth in Exhibit A.

1.4 "Deliverables" means those items, including but not limited to Software Products to be delivered by

Fonix to Casio Soft, as more fully described in Exhibit B.

1.5 "Errors" means defects in the Software Products and the Deliverables, such that they do not meet the Specification (including the acceptance criteria details in Exhibit A).

1.6 "Confidential Information" means: (i) any information, including but not limited to any information relating to either party's Software Products or other software, plans, designs, costs, prices and finances, marketing plans, business opportunities, personnel, customers and suppliers, research, development or know-how, that is designated by the disclosing party as confidential in writing or, if disclosed orally or visually, is designated as confidential at the time of disclosure and reduced to writing and designated as confidential in writing within thirty (30) days; and (ii) the terms, conditions and existence of this Agreement; provided, however that "Confidential Information" will not include information that: (1) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (2) is known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (3) is independently developed by the receiving party without use of the disclosing party's Confidential Information; (4) is lawfully obtained from a third party who has the right to make such disclosure; or (5) is released for publication by the disclosing party in writing.

2. SCOPE OF WORK

2.1 Services. On the terms and conditions set forth in this Agreement, Fonix agrees to perform the Services in accordance with the Specification and the development and payment schedule set forth in Exhibit C (the "Development and Payment Schedule").

2.2 Progress Reports. Casio Soft may, at any time, but not more than once per week, request Fonix to make a report on the progress status of the Services and Fonix shall comply with such request promptly.

3. DESIGN REVIEW AND SPECIFICATION CHANGES

3.1 Design Review. Casio Soft is entitled to conduct periodic reviews to ensure its satisfaction with the Services. Upon reasonable advance notice, Fonix will allow Casio Soft, at a mutually agreeable time during Fonix's normal business hours, to visit its development sites to discuss and inspect the status of the development of the Software Products.

3.2 Changes to the Specification. Casio Soft is entitled to request modifications to the Specification at any time during the term of this Agreement. Such requests will be submitted by Casio Soft to Fonix in writing. If any such modification of the Specification materially increases or decreases the cost or time of performance of the Services, Fonix shall so inform Casio Soft and the parties will reasonably and in good faith negotiate an equitable adjustment to the Agreement. Upon receipt of Casio Soft's written approval, Fonix will proceed with the implementation of the prescribed changes, and the Specification and other Exhibits to the Agreement will be amended accordingly to reflect such mutually agreed modifications.

4. LOANED MATERIALS

(a) Casio Soft may, when necessary, loan emulators, product boards or other materials ("Loaned Materials") to Fonix. Fonix shall take custody of the Loaned Materials with the care of a good manager and shall not use the Loaned Materials for any purposes other than the Services, and shall not sell, pledge, loan or otherwise dispose of the Loaned Materials to any third party without the written approval of Casio Soft.

(b) Fonix shall promptly return to Casio Soft the Loaned Materials upon the request of Casio Soft at any time, or the termination of this Agreement.

5. DELIVERABLES, ACCEPTANCE AND REJECTION

5.1 Deliverables. Fonix will deliver the Deliverables in accordance with the Development and Payment Schedule. Deliverables will be delivered to the Casio Soft Project Manager accompanied by a written statement listing the items delivered, identifying the stage of acceptance testing for which they are being delivered pursuant to the Development and Payment Schedule, and stating that they are ready for Casio Soft's acceptance testing. All Deliverables will be sent to Casio Soft at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, Japan 164-0012.

5.2 Acceptance.

(a) Casio Soft, with the assistance of Fonix if requested by Casio Soft, will examine and test each Deliverable upon delivery to determine whether the Deliverable contains Errors. Casio Soft will, within 30 days for each Deliverable: (i) accept the Deliverable and so inform Fonix in writing; or (ii) if the Deliverable has Errors, reject the Deliverable and provide Fonix with a written statement of Errors. Notwithstanding the Development and Payment Schedule, Casio Soft will not be obligated to complete payment for any Deliverable for which Casio Soft has submitted to Fonix a statement of Errors until Fonix has corrected such Errors to the reasonable satisfaction of Casio Soft.

(b) Fonix shall use commercially reasonable, good faith efforts to promptly correct the Errors in any Deliverable set forth in the statement of Errors and redeliver the Deliverable to Casio Soft after receipt of the statement of Errors. Casio Soft will, after such redelivery, accept or reject the redelivery in accordance with the procedure set forth in Section 5.2(a), which procedure will be repeated until Casio Soft accepts the Deliverables or terminates this Agreement pursuant to Section 5.3

5.3 Rejection. Should any Deliverable fail to meet the Specification either (i) after the third redelivery of that Deliverable pursuant to Section 5.2(b) or (ii) after any delivery or redelivery which is late, then Fonix will be deemed to be in material breach of this Agreement, and Casio Soft may terminate this Agreement pursuant to Section 10.2 below.

6. OWNERSHIP

6.1 Fonix shall retain all rights, titles and interests, including without limitation all patents, copyrights, trade secrets and other intellectual property rights, in and to the Software Products and all derivative works thereof.

6.2 Fonix grants to CASIO SOFT the worldwide license to use, reproduce, present publicly, or distribute the Software Products only according to the terms of a separate License Agreement executed by the parties.

6.3 Fonix grants to CASIO SOFT under the terms of this Agreement a limited non-distribution license for in-house non-public demonstration purposes only of the Software Products and Deliverable to those employees of CHMC who need to know the status thereof. CASIO SOFT shall require CHMC to abide by the terms of this Agreement especially the Confidential Information.

7. PAYMENTS

Casio Soft will make payments to Fonix in accordance with the Development and Payment Schedule located in Exhibit C, provided that: (i) Fonix has completed the milestones set forth therein; and (ii) Casio Soft has accepted the Deliverables. Each such payment will be made within the acceptance days set forth in the Development and Payment Schedule following the later of Casio Soft's acceptance of corresponding Deliverables or Casio Soft's receipt of Fonix's invoice.

8. WARRANTIES AND INDEMNIFICATION

8.1 Warranties. Fonix warrants that: (i) all Deliverables delivered to Casio Soft hereunder will conform to the requirements set forth in the Development and Payment Schedule and to the Specification, in all material respects, for a period of one (1) year after acceptance of that Deliverable by Casio Soft; (ii) in connection with Fonix's performance under this Agreement, Fonix will not intentionally infringe or misappropriate any patent, copyright, trade secret, or any other proprietary right of any third party; (iii) to the best of Fonix's knowledge and belief, the Deliverables can be efficiently developed by Fonix; and (iv) Fonix has full power to enter into this Agreement, to carry out its obligations under this Agreement.

8.2 Infringement Indemnity and Duty to Correct.

(a) Infringement Indemnity. Fonix will, at its expense, defend any claim or action brought against Casio Soft, and Casio Soft's subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, to the extent it is based on a claim that any Deliverable provided by Fonix under this Agreement infringes or violates any patent, copyright, trademark, trade secret or other proprietary right of a third party, and Fonix will indemnify and hold Casio Soft harmless from and against any costs, damages and fees reasonably incurred by Casio Soft, including but not limited to fees of attorneys and other professionals, that are attributable to such claim or action; provided that: (i) Casio Soft gives Fonix reasonably prompt notice in writing of any such claim or action; (ii) Casio Soft grants Fonix sole control over the defense of the claim or action and provides Fonix information, assistance and authority, at Fonix's expense, to enable Fonix to defend such claim or action; and (iii) Fonix will not be responsible for any settlement made by Casio Soft without Fonix's written permission. Casio Soft may, at its option and expense, choose to be represented by separate counsel in any such action. Fonix may not settle any claim or action on Casio Soft's behalf without Casio Soft's written permission and in the event Casio Soft and Fonix agree to settle a claim or action, both Fonix and Casio Soft agree not to disclose the settlement nor to permit the party claiming infringement to disclose the settlement without first obtaining the other party's written permission. Fonix shall have no liability for infringement based on modification of the Deliverable by any party other than Fonix, or the combination or use of the Deliverable with any other software, equipment, product or process not furnished by Fonix (except in case such combination or use is inevitable), if use of the Deliverable alone and in its unmodified form would not have been an infringement. THIS SECTION STATES FONIX'S ENTIRE OBLIGATION WITH RESPECT TO ANY CLAIM FOR INFRINGEMENT OR MISAPPROPRIATION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

(b) Correction of Errors. If Casio Soft finds any Errors in the Software Products and the Deliverables within the warranty period set forth in 8.1(i) and notifies Fonix thereof, Fonix shall use commercially reasonable best efforts to promptly correct or repair such Errors at its own responsibility and cost. However, if the parties decide that the Errors have only a minimal or trivial effect on a user and does not prevent or hinder use of any important features of the Software Products, Fonix shall use commercially reasonable efforts to correct or repair such Errors within a reasonable period.

8.3 THE FONIX WARRANTIES SET FORTH IN THIS SECTION 8 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS OF THE SOFTWARE PRODUCTS AND DELIVERABLES FOR ANY PARTICULAR PURPOSE OR INTENDED USE.

9. CONFIDENTIALITY

Each party will protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that each such party uses to protect its own like information, but at least a reasonable degree of care. Neither party will use the other's Confidential Information for purposes other than those necessary to perform its obligations or exercise its rights under this Agreement. Neither party will disclose to third parties the other's Confidential Information.

10. TERMINATION

10.1 Termination for Convenience. Casio Soft may terminate this Agreement for its convenience at any time prior to Casio Soft's final acceptance of the Deliverables, for any reason or for no reason by giving Fonix written notice of termination. Termination will become effective upon receipt of such notice by Fonix. Such termination does not eliminate Casio Soft's obligation to pay for a pro-rated portion of Fonix's expenses (at a rate of $250/day) for efforts expended on Casio Soft's behalf. Such payments will be netted against payments already received and the balance, if any, will be due to Fonix within 30 business days. The surplus, if any, will be refunded to Casio Soft within 30 business days.

10.2 Termination for Cause By Either Party. Either party will have the right to terminate this Agreement immediately upon written notice at any time if:

(i) The other party is in material breach of any warranty, term, condition or covenant of this Agreement other than those contained in Section 9 and fails to cure that breach within thirty (30) days after written notice of that breach and of the first party's intention to terminate;

(ii) The other party is in material breach of any warranty, term, condition or covenant of Section 9;

(iii) The other party: (1) becomes insolvent and admits in writing its insolvency or inability to pay its debts or perform its obligations as they mature; or (2) makes an assignment for the benefit of creditors; or

(iv) (1) A voluntary petition in bankruptcy for liquidation is filed by the other party; or (2) an involuntary petition in bankruptcy for liquidation is filed against the other party; or

(v) A receiver is appointed for the other party's business or property; or

(vi) The other party has come through a substantial change (s) in its organization, assets, management and/or financial status which threatens to seriously hinder the performance of this Agreement; or

(vii) The control or ownership of the other party at any time passes, either directly or indirectly, into the hands of any other firm, company or individual.

10.3   Effect of Termination.   Upon termination of this Agreement, each party will be released from all obligations and liabilities to the other occurring or arising after the date of such termination, except that the provisions of Sections 1, 4(b), 6, 8, 9, 10.3, 10.4, 11, 12, and 13 will survive termination of this Agreement. Termination will not relieve Fonix or Casio Soft from any liability arising from any breach of this Agreement.   Neither party will be liable to the other for damages of any sort solely as a result of terminating this Agreement in accordance with its terms.   Termination of this Agreement will be without prejudice to any other right or remedy of either party.

10.4 Payments by Casio Soft. Notwithstanding the foregoing if Fonix terminates this Agreement pursuant to the provisions of Section 10.2 above, Casio Soft's sole monetary obligation to Fonix will be to pay Fonix for all milestones completed and accepted by Casio Soft as set forth in the Development and Payment Schedule, and to pay Fonix pro rata (based on a rate of $250 per day) for work done by Fonix towards the next sequent milestone, including any non-refundable costs, previously approved by Casio Soft in writing, that are reasonably incurred for materials related to any subsequent milestones. The payment method shall be applied to the method under Section 10.1 mutatis mutandis.

11. RIGHT TO DEVELOP INDEPENDENTLY

Nothing in this Agreement will impair Casio Soft's right to acquire, license, develop, manufacture or distribute for itself, or have others develop, manufacture or distribute for it, similar technology performing the same or similar functions as the technology contemplated by this Agreement, or to market and distribute such similar technology in addition to, or in lieu of, the Software Products; provided that Casio Soft does not use or misuse Fonix's intellectual property or Confidential Information in connection therewith.

12. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF DAMAGES

EXCEPT FOR INDEMNIFICATION AS PROVIDED IN SECTION 8, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY TO THE OTHER PARTY EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE TO FONIX UNDER THIS AGREEMENT, EXCEPT FOR INDEMNIFICATION UNDER SECTION 8 OR BREACH OF CONFIDENTIALITY UNDER SECTION 9.

13. GENERAL

13.1 Force Majeure. Neither party will be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, an act of God, act of civil or military authority, fire, epidemic, flood, earthquake, riot, war, sabotage, labor shortage or dispute, and governmental action, which are beyond its reasonable control; provided that the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed party's time for performance or cure under this Section 13.1 will be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

13.2 Relationship of Parties. Fonix is an independent contractor. Neither Fonix nor Fonix's employees, consultants, contractors or agents are agents, employees or joint ventures of Casio Soft, nor do they have any authority to bind Casio Soft by contract or otherwise to any obligation. They will not represent to the contrary, either expressly, implicitly, by appearance or otherwise. Fonix will determine, in Fonix's sole discretion, the manner and means by which the Services are accomplished, subject to the express condition that Fonix will at all times comply with applicable law.

13.3 Employment Taxes and Benefits. It will be Fonix's obligation to respect as income all compensation received by Fonix pursuant to this Agreement and pay all taxes due on such compensation. Fonix will indemnify Casio Soft against and hold it harmless from any obligation imposed on Casio Soft to pay any withholding taxes, social security, unemployment insurance, workers' compensation insurance, disability insurance or similar items, including interest and penalties thereon, in connection with any payments made to Fonix by Casio Soft pursuant to this Agreement.

13.4 Assignment. The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors and administrators, as the case may be; provided that, as Casio Soft has specifically contracted for Fonix's services, Fonix may not assign or delegate its obligations under this Agreement either in whole or in part, without the prior written consent of Casio Soft. Any attempted assignment in violation of the provisions of this Section 13.4 will be void. Casio Soft shall not assign this Agreement or its rights hereunder to any third party without the prior written consent of Fonix.

13.5 Equitable Relief. Because the Services are personal and unique, and because both parties will have access to and become acquainted with confidential and proprietary information of the other, the unauthorized use or disclosure of which would cause irreparable harm and significant injury which would be difficult to ascertain and which would not to be compensable by damages alone, both parties agree that both parties will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies that they may have for breach of this Agreement.

13.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Switzerland.

13.7 Arbitration. Any dispute arising out of or relating to this Agreement, or the breach termination or validity thereof, shall be finally settled by arbitration which shall be in Switzerland and under the Rules of Arbitration of the International Chamber of Commerce, Paris by three (3) arbitrators appointed in accordance with said Rules. The award rendered by the arbitrators shall be final and binding upon both parties. Judgment upon the award may be entered in any court having jurisdiction thereof.

13.8 Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of parties, and the remainder of this Agreement will continue in full force and effect.

13.9 Notices. All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given when: (i) delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier specifying next day delivery, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 13.9:

Casio Soft:	Fonix:
Shin-Nakano AM-1 Bldg.	9350 South 150 East
23-3, Honcho 3-chome	Suite 700
Nakano-ku, Tokyo, Japan	Sandy, Utah 84070 U.S.A.
164-0012	Attention: John Shepherd
Attention: Yutaka Kida	

13.10 No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

13.11 No Rights in Third Parties. This Agreement is made for the benefit of Fonix and Casio Soft and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

13.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument.

13.13 Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

13.14 Complete Agreement. This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes, and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized representative of both parties. To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgement placed hereunder, the terms and conditions of this Agreement will govern and control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

Casio Soft Co., Ltd.:	Fonix Speech, Inc.:
Name: Minoru Yamaguchi	Name: Roger Dudley
Title: President	Title: Exec.VP and CFO
Date: October 26, 2006	Date: 16 Nov 2006
Signature: [signature]	Signature: [signature]



Casio Soft Co., Ltd.

Exhibit A
SPECIFICATION

This attachment details the Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) (US English) to be used by the Casio Hitachi Mobile Communications cellphone devices.

Product Functions/Features

Language Support

DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) will provide audio output of US English for unlimited TTS using US English letter-to-sound rules and the standard DECtalk language specific main dictionary.

Voices

DECtalk provides nine standard voices. There are four male voices, four female voices, and one child voice. These voices can be altered via in-line commands.

Audio Output

DECtalk will generate audio output at 8 kHz(11 kHz), 16 bit, PCM data. Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) provides the highest voice quality with 16-bit resolution. Lower number of bits resolution could result in a slight degradation in voice quality. Low quality audio hardware, including speakers, could also adversely affect voice quality.

Altering Pronunciation/In-line Commands

DECtalk allows inline commands to be included in the input text. These commands alter the audio output. These commands are listed in the following table.

Command	Syntax	Function
Comma Pause	[:comma DD] or [:cp DD]	Increases or decreases the length of the comma pause from the current value by the delta value specified, measured in milliseconds.
Design Voice	[:dv XX YY]	Customizes a DECtalk Software voice by selecting and setting speaker definition options
Dial Tones	[:dial YY]	Dials telephone numbers
Error	[:error XX]	Sets the error mode for a module (Log mode is not supported.)
Index Mark	[:index mark DD]	Inserts marks, which are recognized by the application, into text
Mode	[:mode XX YY]	Allows words and symbols to be interpreted for special use
Name	[:name XX] or [:nXX]	Selects the name of the DECtalk Software voice
Period Pause	[:period DD] or [:pp	Increases or decreases the length of the

	DD]	period pause form the current value by the delta value specified, measured in milliseconds.
Phoneme Interpretation	[:phoneme XX1 XX2 YY]	Allows everything within brackets to be interpreted as phonemic text
Pitch	[:pitch DD]	Raises by the value specified the frequency of uppercase letters spoken in typing mode
Pronounce	[:pronounce XX]	Speaks alternate, primary, or proper noun pronunciation of a word
Punctuation	[:punct XX]	Turns punctuation on and off
Rate Selection	[:rate DD]	Selects speed at which text is spoken
Reverse Intonation	[:mode intonrev on] [:mode intonrev off]	Reverses intonation in a question.
Say	[:say XX]	Allows DECtalk Software to speak words before they are queued
Skip	[:skip XX]	Allows users to skip specified parts of the test preprocessing
Stand-alone A	[']	Pronounces a stand-alone 'a' as 'A' (ey) in a sentence.
Sync	[:sync]	Provides coordination between an application program and DECTalk Software. An application can send data to DECTalk Software faster than DECTalk Software can speak it. To carry on a dialogue with an application, the application should be notified when DECTalk Software has finished speaking text sent to it.

Exhibit B
SOFTWARE DELIVERABLE DETAILS

Fonix will make four deliveries to Casio Soft through out the course of this project. Each delivery is outlined separately. Unless specifically stated, Fonix has accepted no memory size or speed limitations.

Delivery 1

Delivery 1 will be a device-based, pre-alpha, non-working interface sample.

Delivery 2

Delivery 2 will be a device-based alpha working version that may contain bugs.
Delivery 2 will be sent only in electronic form. It will include documentation and the SDK as defined above. Delivery will be through the Fonix ftp site, ftp://ftp.fonix.com and must remain on the ftp site for 3 business days. The username and password for the Fonix ftp site will need to be given to Casio Soft on or before the delivery date. The deliverable will be used by Casio Soft in the development and testing of the cellphone device.

Delivery 3

Delivery 3 will be a device-based beta version with no bugs. The SDKs will:
- use Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) SDK with full language support for US English.
- support all features/functionality of DECtalk 4.6.4 (with DECtalk 5.1 forthcoming)
- support a C API layer
- return audio output through a callback function or an application supplied buffer
- operate using no more than 1 MB RAM.

Delivery 3 will be sent only in electronic form. It will include documentation and the SDK as defined above. Delivery will be through the Fonix ftp site, ftp://ftp.fonix.com and must remain on the ftp site for 3 business days. The username and password will be the same as Delivery 2. The deliverable will be used by Casio Soft in the development and testing of the Casio Hitachi Mobile Communications cellphone device.

Delivery 4

Delivery 4 will be a final version. Only library(s) that must be modified to integrate any changes, fixes, improvements, etc required under the Acceptance Criteria listed in Attachment D that Fonix was notified of at least two (2) weeks prior to the scheduled delivery date will be updated and delivered.

Delivery 4 will be sent only in electronic form. It will include documentation and the upgraded library(s) for the Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) SDK with support for US English. Delivery will be through the Fonix ftp site, ftp://ftp.fonix.com and must remain on the ftp site for 3 business days. The username and password will be the

same as Delivery 2. The upgraded library(s) will be for the Casio Hitachi Mobile Communications product release.

Exhibit C
DEVELOPMENT AND PAYMENT SCHEDULE

Development Schedule
Work on the project will start at the signing of this Agreement.
All delivery dates are defined as COB Salt Lake City, UT.
Delivery date of Delivery 1as defined in Exhibit B: Complete.
Estimated delivery date of Delivery 2 as defined in Exhibit B: August 30th, 2006.
Estimated delivery date of Delivery 3 as defined in Exhibit B: September 27th, 2006.
Estimated delivery date of Delivery 4, the final deliverable, as defined in Exhibit B and based on receiving Evaluation Result's Delivery from Casio Soft by October 14th, 2006: October 25th, 2006 or 4 weeks from completion of Delivery 3, which ever is later.

Payment Schedule
In consideration of Fonix's development of the Software Products, Casio Soft will pay to Fonix as NRE the total [redacted] Payment will be made by January 31st, 2007.

Exhibit D
ACCEPTANCE CRITERIA DETAILS

Performance

Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) (US English) will run on the BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip devices supplied by Casio Soft.

Pronunciations

Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) (US English) pronunciations will be the same on the Casio Hitachi Mobile Communications device as the PC. Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) (US English) uses both letter-to-sound rules and a dictionary to determine the pronunciation of all input text. All common words for a specific language are pronounced according to letter-to-sound rules. Fonix DECtalk 4.6.4 (with DECtalk 5.1 forthcoming) (US English) letter-to-sound rules are based on a language specific pronunciation standard. Words that are exceptions to these rules are maintained in a separate language specific dictionary for more accurate pronunciation.

Fonix assures that pronunciations for the most common words of each language will be correct. This does not include foreign words or specialty words, such as medical terms, terms related to specific occupations, etc. Specific words can be added to the dictionary if they are common words and as space allows.

Language	Pronunciation Standard
US English	American Western English (US Broadcasting standard)

Exhibit E
HARDWARE AND SOFTWARE DELIVERABLES

HARDWARE:

Casio Soft will deliver to Fonix documentation, and (2) functional prototypes phones supporting debug of all hardware functionality for BREW.

Casio Soft will provide Fonix with unlimited support on the Casio Hitachi Mobile Communications hardware until Casio Soft has given final acceptance.

Casio Soft will provide Fonix with new hardware within one (1) week of any hardware revisions or modifications.

SOFTWARE:

Casio Soft will deliver to Fonix a sample program of reading text data.

Casio Soft will pay for all support software necessary to build and run on the BREW platform.

Both shall meet the criteria as outlined in Exhibit F.

Exhibit F
FUNCTIONAL PRODUCT BOARD CRITERIA DETAILS

To be classified as functional, the product devices created by Casio Hitachi Mobile Communications must pass the following performance requirements. Casio Soft will be responsible for creating and running each test. Results of each test will be included in the delivery of the product devices to Fonix.

Memory Performance
Casio Soft will test the product devices to ensure functionality of each piece of memory. All memory must be read from. Any memory that is write-able, i.e. RAM, must be written to and read from.

Audio Performance
Casio Soft will test the product devices' audio hardware and the interaction between the hardware and Casio Soft's audio driver for acceptable quality under operating conditions. Operating conditions include the interaction between power up, standby modes (if used), and audio output. The test will verify that the channel can be opened, data played, and the channel closed with no undesirable effects, including clicks and background noise, under the operating conditions.

Power Performance
If a standby mode will be used on the product devices to limit the power consumption, Casio Soft will test the previously determined standby mode on the product devices to ensure the power consumption is acceptable.

SOFTWARE LICENSE AGREEMENT

This SOFTWARE LICENSE AGREEMENT (the "Agreement") is entered into and is effective as of November 28, 2006 (the "Effective Date"), by and between Casio Soft Co., Ltd., a Japanese corporation having its principal place of business offices at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, Japan 164-0012, ("Casio Soft"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft and Fonix have entered "Software Development Agreement" as of October 27, 2006 (the "Software Development Agreement"), and Fonix developed text-to-speech (TTS) software "Fonix DECtalk 5.1" for US English, "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and

WHEREAS, Casio Soft wishes to acquire a right to use, reproduce, present publicly, or distribute such software product in connection with the Casio Hitachi Mobile Communications cell phone devices and or other portable information devices;

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 "Software Product" means text-to-speech (TTS) software "Fonix DECtalk 5.1" for US English and "Fonix DECtalk 4.6.4" for US English" developed by Fonix under the Software Development Agreement, and any new versions of such software with improvements or new features delivered by Fonix to Casio Soft under this Agreement.

1.2 "Casio Hitachi Mobile Communications Product" means Casio Hitachi Mobile Communications cell phone devices including but not limited to other portable information devices, and personal digital assistants.

1.3 "Confidential Information" means: (a) any information, including but not limited to any information relating to either party's Software Products or other software, plans, designs, costs, prices and names, finances, marketing plans, business opportunities, personnel, research, development of know-how; that is designated by the disclosing party as confidential in writing or, if disclosed orally or visually, designated as confidential at the time of disclosure and reduced to writing and designated as confidential in writing within thirty (30) days; and (b) the terms and conditions of this Agreement; provided, however that "Confidential Information" will not include information that: (1) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (2) is known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (3) is independently developed by the receiving party without use of the disclosing party's Confidential Information; (4) is lawfully obtained from a third party who has the right to make such disclosure; or (5) is released for publication by the disclosing party in writing.

1.4 "Updates" means routine updates to the Software Product, including "bug fixes", error corrections, minor enhancements, and documentation corrections and additional language versions. Updates are identified by a change in the Software Product version number to the right of the decimal.

1.5 "Upgrades" means (i) a version upgrade to the Software Product identified by a change to the digit(s) to the left of the decimal point in the Software Product version number (e.g., DECtalk 5.1 to DECtalk 6.0, and is a later, enhanced version of the Software Product and feature set originally licensed (if the new version includes new, optional features that are available at additional cost, then such features are generally not available in the Upgrade without corresponding additional payment); and (ii) a product upgrade, which includes any new or different product that include new features; ports or versions of the Software Product for other platforms or operating systems of the Software Product not expressly licensed to Casio Soft. In this agreement, DECtalk 4.6.4 to DECtalk 5.1 is recognized as a free upgrade.

2. GRANT OF RIGHTS TO CASIO SOFT

2.1 During the term of this Agreement, Fonix hereby grants Casio Soft a non-exclusive worldwide license (a) to copy and have copied the Software Product for the sole purpose of incorporating the Software Product into Casio Hitachi Mobile Communications Products, and (b) to distribute and sell copies of the Software Product solely as embedded into the Casio Hitachi Mobile Communications Products to end-users directly or through the Casio Hitachi Mobile Communications authorized distributors.

2.2 Each copy of the Software Product shall be distributed with a statement in the owner's manual or other documentation that contains industry-standard disclaimers of warranties and liabilities protecting Fonix, as a supplier of software used within Casio Hitachi Mobile Communications Product. An example of acceptable language would be: "**Casio Hitachi Mobile Communications and its licensors make no other warranties, express or implied, and disclaim any implied warranties of merchantability or fitness for a particular purpose. Speech software may not be error-free. Casio Hitachi Mobile Communications and its licensors shall not be liable for any lost profits, interruptions of business, or any incidental, consequential or punitive damages, and their total liability for any claim or damage arising out of the use of this Product shall not exceed the license fee you paid.**"

2.3 Fonix shall retain all right, title and interest, including without limitation all patents, copyrights, trade secrets and other intellectual property rights, in and to the Software Product and all copies thereof, including derivative works, subject to the license set forth in this Agreement. Fonix specifically reserves all rights not expressly granted in this Agreement. However, Casio Soft shall retain all rights, titles and interests. Casio Soft is granted the rights to use the Casio dictionary that was developed for the Casio electronic dictionary products.
in and to the new dictionary data about pronunciation in the Software Product that Fonix developed based on Casio Soft's requirements under the Software Development Agreement. ("Dictionary data" means only the dictionary file and does not include engine code or underlying software code.)

2.4 Casio Soft shall not modify, localize, translate or create derivative works of any portion of the Software Product or its documentation. Casio Soft agrees not to reverse engineer, disassemble, decompile or otherwise attempt to derive source code, trade secrets, programming methods or Confidential Information from the Software Product, except to the extent permitted by law notwithstanding this limitation.

2.5 Casio Soft shall use reasonable efforts to prevent its employees, distributors and customers from making unauthorized copies of the Software Product or improperly using the Software Product. If Casio Soft discovers any such problems, it will promptly notify Fonix and take commercially reasonable actions to resolve the problem as soon as reasonably possible.

2.6 Fonix grants to Casio Soft, subject to the terms and conditions of this Agreement, a worldwide, nonexclusive, royalty-free license to use Fonix's name, logo, DECtalk trademark (the "Trademarks") in advertising, promoting, selling, licensing, and distributing the Software Product to distributors and customers. Casio Soft will utilize appropriate Fonix logos and Trademarks in branding Casio Hitachi Mobile Communications Products, demonstrations, evaluation copies, collateral, etc., that reference or utilize the Software Product and which also include other third party trademarks or logos. The Casio Hitachi Mobile Communications Product may also be rebranded with a third party's trademark. Casio Soft will also include the Fonix name and DECtalk trademark in the documentation for the Casio Hitachi Mobile Communications Product. Casio Soft acknowledges that all right, title and interest in and to Fonix's Trademarks, including all goodwill related thereto, are and shall remain owned solely by Fonix and that all usage of Fonix's Trademarks by or on behalf of Casio Soft shall inure to the benefit of Fonix. Casio Soft agrees to comply with any and all reasonable trademark usage guidelines promulgated by Fonix and provided to Casio Soft, and shall supply, upon Fonix's written request, specimens of all materials in which a Fonix Trademark appears to Fonix for inspection and approval, which approval shall not be unreasonably withheld. Fonix agrees to provide Casio Soft a copy of its current trademark usage guidelines promptly upon execution of this Agreement.

3. SUPPORT AND UPDATES

3.1   During the warranty period defined in Section 6.1, Fonix agrees to provide continuing direct support to Casio Soft, upon Casio Soft's reasonable request, to enable Casio Soft to operate and maintain the Software Product, via e-mail and telephone (and personal visits if mutually agreed by the parties).

3.2   Fonix will provide Casio Soft with Updates as Fonix may develop and release during the term of this Agreement. Fonix shall provide a master copy of such Updates to Casio Soft and Casio Soft may, in its discretion, integrate such Updates in units of the Casio Hitachi Mobile Communications Products subsequently distributed and provide them to end users who have maintenance agreements. Upgrades to the Software Product will offered to Casio Soft at Fonix's standard prices for such Upgrades.

3.3   The parties agree that ten percent (10%) of the payments made by Casio Soft under the Software Development Agreement is allocated as consideration in full for the support and maintenance services to be provided by Fonix to Casio Soft under this Section 3.

4. PAYMENTS

4.1   In consideration of the rights granted to Casio Soft pursuant to Section 2 hereof, Casio Soft shall make the following payments to Fonix, namely:

A per copy royalty on the units of Casio Hitachi Mobile Communications Product with copies of the Software Product based on DECtalk version 5.1, DECtalk version 4.6.4, (including Updated versions, but not Upgrades) embedded therein (whether in single or in sets of each language support version) sold by Casio Soft as follows. This amount includes withholding tax. For the sake of clarity, Run Time License fees are based upon the date the Product is manufactured. This DECtalk 5.1/4.6.4 pricing is contingent upon the release of the Casio Computer Company's electronic dictionary products."

DECtalk 5.1/4.6.4 Cumulative Units Sold	Per Unit Royalties
1--- 40,000	▉▉▉
40,001 --- 80,000	▉▉▉
80,001 --- 400,000	▉▉▉
400,001 --- 800,000	▉▉▉
800,001 ---	▉▉▉

Casio Soft hereby commits to purchase 300,000 units upfront. The payment for these upfront units (US$59,400) shall be due 60 days from the Effective Date of this Agreement. Payments shall be made pursuant to section 4.2 below.

This pricing will continue through the life of the Casio Hitachi Mobile Communications Product(s) that Casio Soft produces that have the DECtalk 5.1/4.6.4 or Updated (but not Upgraded) version of the

Software Product. As indicated in Sections 1.5 and 3.2, Upgrades constitute a new license and will require a new pricing structure.

4.2 All payments which may become due to Fonix under this Agreement shall be paid by Casio Soft in US dollars and received by Fonix Corporation on behalf of Fonix, and Casio Soft shall make remittance to the following bank account of Fonix Corporation as designated by Fonix:

> Bank: Zions Bank
> Branch Name: South Towne Branch
> Address: 125 West 10600 South
> Sandy, UT 84070
> Account No.: ▮▮▮▮▮▮▮
> ABA No.: 124000054
> SWIFT code: ZFNBUS55

5. KEEPING AND INSPECTION OF ACCOUNTS

5.1 Casio Soft shall, during the term of this Agreement, keep accurate accounts and records necessary for the determination of the royalties payable to Fonix.

5.2 Accounts for the sale of the unit of Casio Hitachi Mobile Communications Products with copies of the Software Product embedded therein shall be made up quarterly by Casio Soft to 31 March, 30 June, 30 September and 31 December and Casio Soft shall deliver to Fonix a report, within 15 days of the end of such calendar quarter, setting out:

　　　(a) The number and type of Casio Hitachi Mobile Communications Products with copies of the Software Product embedded therein sold by Casio Soft, broken down by Fonix product and version number; and

　　　(b) A detailed account of all amounts due to Fonix

Fonix will prepare and send an original invoice of payment due to Fonix, based upon the written report sent by Casio Soft set forth in the preceding sentence, within five business (5) days of Fonix's receipt of such report. Within ninety (90) days of the last day of each quarterly period commencing on either April 1, July 1, October 1, or January 1 ("Payment Period"), Licensee shall pay the amount due for such Payment Period based on such invoice. Any amounts not paid when due shall accrue interest at the rate of 1.0 % per month or the highest rate allowed by law, whichever is less.

5.3 Upon request in writing by Fonix, Casio Soft shall permit an independent auditor nominated by Fonix to examine Casio Soft's books and records of account for the sole purpose of verifying the amounts received by Fonix under this Agreement, provided that: all costs in relation thereto shall be for the account of Fonix, except that, if there has been an underpayment of more than 5% of the royalties payable to Fonix, such audit shall be at the expense of Casio Soft, and Casio Soft shall promptly pay to Fonix any underpayment determined by the audit.

6. WARRANTIES AND INDEMNIFICATION

6.1 Fonix warrants that: (i) the Software Product will conform to the requirements set forth in the Software Development Agreement, in all material respects, for a period of one (1) year after acceptance of that Software Product by Casio Soft under the Software Development Agreement; (ii) in connection with Fonix's performance under this Agreement, Fonix will not intentionally infringe or misappropriate any patent, copyright, trade secret, or any other proprietary right of any third party; and (iii) Fonix has full power to enter into this Agreement, and to carry out its obligations under this Agreement.

6.2 Fonix will, at its expense, defend any claim or action brought against Casio Soft, and Casio Soft's subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, to the extent it

4

is based on a claim that any Software Product infringes or violates any patent, copyright, trademark, trade secret or other proprietary right of a third party, and Fonix will pay any liabilities, damages, costs and expenses (including reasonable attorneys' fees) finally awarded in such claim or action or paid in settlement thereof; provided that: (i) Casio Soft gives Fonix reasonably prompt notice in writing of any such claim or action; (ii) Casio Soft grants Fonix sole control over the defense of the claim or action and provides Fonix information, assistance and authority, at Fonix's expense, to enable Fonix to defend such claim or action; and (iii) Fonix will not be responsible for any settlement made by Casio Soft without Fonix's written permission. Casio Soft may, at its option and expense, choose to be represented by separate counsel in any such action. Fonix may not settle any claim or action on Casio Soft's behalf without Casio Soft's written permission and in the event Casio Soft and Fonix agree to settle a claim or action, both Fonix and Casio Soft agree not to disclose the settlement nor to permit the party claiming infringement to disclose the settlement without first obtaining the other party's written permission. Fonix shall have no liability for infringement based on modification of the Software Product by any party other than Fonix, or the combination or use of the Software Product with any other software, equipment, product or process not furnished by Fonix (except in case such combination or use is inevitable), if use of the Software Product alone and in its unmodified form would not have been an infringement. If the Software Product is finally held or believed by Fonix to infringe, Fonix shall use reasonable efforts to obtain a license under the rights that have been infringed, to modify the Software Product so it is non-infringing or to provide to Casio Soft a substitute Software Product that is non-infringing; provided that if such options are not commercially reasonable, Fonix may terminate the license for the infringing Software Product upon written notice to Casio Soft. THIS SECTION STATES FONIX'S ENTIRE OBLIGATION WITH RESPECT TO ANY CLAIM FOR INFRINGEMENT OR MISAPPROPRIA-TION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

6.3 If Casio Soft finds any errors in the Software Products within the warranty period set forth in 6.1(i) and notifies Fonix thereof, Fonix shall use commercially reasonable best efforts to promptly correct or repair such errors at its own responsibility and cost. However, if the parties decide that the errors have only a minimal or trivial effect on a user and does not prevent or hinder use of any important features of the Software Products, Fonix shall use commercially reasonable efforts to correct or repair such errors within a reasonable period.

6.4 THE FONIX WARRANTIES SET FORTH IN THIS SECTION 6 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS OF THE SOFTWARE PRODUCTS FOR ANY PARTICULAR PURPOSE OR INTENDED USE.

7. CONFIDENTIALITY

Each party will protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that each such party uses to protect its own like information, but at least a reasonable degree of care. Neither party will use the other's Confidential Information for purposes other than those necessary to perform its obligations or exercise its rights under this Agreement. Neither party will disclose to third parties the other's Confidential Information.

8. SOURCE CODE RELEASE

In the event that (i) Fonix ceases to actively conduct its business, or liquidates, dissolves, terminates or suspends its business without a successor, (ii) Fonix terminates all customer support and maintenance for the Software Product licensed hereunder, or (iii) Fonix is unable to correct or repair errors of the Software Product under Section 6.2, Fonix shall deliver to Casio Soft a copy of the source code for the most recent version of the Software Product licensed to Casio Soft (the "Source Code"). Fonix hereby grants to Casio Soft, effective upon the date of such delivery, a license to use, modify, enhance, and copy the Source Code as necessary for the exercise of Casio Soft's rights under this Agreement. In no other way shall such license impair Fonix's ownership of the Software Product or the rights of Fonix's creditors, assigns or successors in interest. The Source Code itself is not authorized to be sublicensed and shall not be provided to or disclosed to third parties, other than employees or contractors of Casio Soft with a need to know such information who have signed a non-disclosure agreement sufficient to protect the Source Code.

9. TERM

This Agreement will commence on the Effective Date and shall be effective for a period of three (3) years. This Agreement shall be automatically renewed thereafter for additional one (1) year terms unless terminated by either party at the end of the initial or any renewal term by three (3) months' prior written notice.

10. TERMINATION

10.1 Either party will have the right to terminate this Agreement immediately upon written notice at any time if:

(i)The other party is in material breach of any warranty, term, condition or covenant of this Agreement other than those contained in Section 7 and fails to cure that breach within thirty (30) days after written notice of that breach and of the first party's intention to terminate;

(ii)The other party is in material breach of any warranty, term, condition or covenant of Section 7;

(iii)The other party is liquidated or terminates its business without such business and this Agreement being assigned to a permitted assignee under Section 13.4; or

(iv)(1)A voluntary petition in bankruptcy for liquidation is filed by the other party; or (2) an involuntary petition in bankruptcy for liquidation is filed against the other party and the other party fails to obtain dismissal of such involuntary petition within a reasonable time; or

(v)More than 50% of the control or ownership of the other party at any time passes, either directly or indirectly, into the hands of any other firm, company or individual, without the other party's consent to such change under Section 13.4.

10.2 Upon termination of this Agreement, each party will be released from all obligations and liabilities to the other occurring or arising after the date of such termination, except that the provisions of Sections 1, 6, 7, 8 (if Source Code was released to Casio Soft prior to termination), 10.2, 11, 12, and 13 will survive termination of this Agreement. Termination will not relieve Fonix or Casio Soft from any liability arising from any breach of this Agreement. Neither party will be liable to the other for damages of any sort solely as a result of terminating this Agreement in accordance with its terms. Termination of this Agreement will be without prejudice to any other right or remedy of either party.

11. RIGHT TO DEVELOP INDEPENDENTLY

Nothing in this Agreement will impair Casio Soft's right to acquire, license, develop, manufacture or distribute for itself, or have others develop, manufacture or distribute for it, similar technology performing the same or similar functions as the technology contemplated by this Agreement, or to market and distribute such similar technology in addition to, or in lieu of, the Software Products; provided that Casio Soft does not use or misuse Fonix's intellectual property or Confidential Information in connection therewith.

12. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF DAMAGES

EXCEPT FOR INDEMNIFICATION AS PROVIDED IN SECTION 6, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY TO THE OTHER PARTY EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE TO FONIX UNDER

THIS AGREEMENT, EXCEPT FOR INDEMNIFICATION UNDER SECTION 6 OR BREACH OF CONFIDENTIALITY UNDER SECTION 7, OR FOR A BREACH OF THE LIMITATIONS OF THE LICENSES GRANTED IN THIS AGREEMENT.

13. GENERAL

13.1 Neither party will be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, an act of God, act of civil or military authority, fire, epidemic, flood, earthquake, riot, war, sabotage, labor shortage or dispute, and governmental action, which are beyond its reasonable control; provided that the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed party's time for performance or cure under this Section 13.1 will be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

13.2 Fonix is an independent contractor. Neither Fonix nor Fonix's employees, consultants, contractors or agents are agents, employees or joint ventures of Casio Soft, nor do they have any authority to bind Casio Soft by contract or otherwise to any obligation. They will not represent to the contrary, either expressly, implicitly, by appearance or otherwise.

13.3 It will be Fonix's obligation to respect as income all compensation received by Fonix pursuant to this Agreement and pay all taxes due on such compensation. Fonix will indemnify Casio Soft against and hold it harmless from any obligation imposed on Casio Soft to pay any withholding taxes, social security, unemployment insurance, workers' compensation insurance, disability insurance or similar items, including interest and penalties thereon, in connection with any payments made to Fonix by Casio Soft pursuant to this Agreement; provided that the parties cooperate to minimize, to the extent permissible, any such taxes and other governmental obligations.

13.4 The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party may assign or delegate its obligations or rights under this Agreement either in whole or in part, without the prior written consent of the other party, which shall not be unreasonably withheld. Any attempted assignment in violation of the provisions of this Section 13.4 will be void.

13.5 This Agreement shall be governed by and construed in accordance with the laws of Switzerland.

13.6 Any dispute arising out of or relating to this Agreement, or the breach termination or validity thereof, shall be finally settled by arbitration which shall be in Switzerland and under the Rules of Arbitration of the International Chamber of Commerce, Paris by three (3) arbitrators appointed in accordance with said Rules. The award rendered by the arbitrators shall be final and binding upon both parties. Judgment upon the award may be entered in any court having jurisdiction thereof.

13.7 If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of parties, and the remainder of this Agreement will continue in full force and effect.

13.8 All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given when: (i) delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier specifying next day delivery, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 13.8:

Casio Soft: Fonix:

Casio Soft:
Shin-Nakano AM-1 Bldg.
23-3, Honcho 3-chome
Nakano-ku, Tokyo, Japan
164-0012
Attention: Yutaka Kida

Fonix:
Fukuoka-shi, Sawara-ku
Momochi 3-16-8-101
814-0006 Japan
Attention: John Shepherd

13.9 No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

13.10 No Rights in Third Parties. This Agreement is made for the benefit of Fonix and Casio Soft and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

13.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument.

13.12 Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

13.13 Complete Agreement. This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes, and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized representative of both parties. To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgement placed hereunder, the terms and conditions of this Agreement will govern and control.

13.14 Marketing and Publicity. The parties agree to cooperate to issue a press release within a reasonable time after the Effective Date. Each party has the right to review and approve, prior to publication, the content and the timing of the other party's press releases and/or public communications relating to this Agreement. The parties agree to reasonably cooperate with each other in providing appropriate quotes and other requested information for press releases and other marketing materials. Approval shall not be unreasonably withheld or delayed beyond three (3) business days following receipt of finished copy, or an otherwise mutually agreed upon time. Fonix may include Casio Soft's name in a list of its customers for marketing purposes, but shall not otherwise use Casio Soft's name without prior written consent of Casio Soft.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

Casio Soft Co., Ltd.:

Name: Minoru Yamaguchi
Title: President
Date: November 22, 2006

Signature:

Fonix Speech Inc.:

Name: ROGER D DUONEY
Title: EXEC VP & CTO
Date: 5 Dec 2006

Signature:

SOFTWARE LICENSE AGREEMENT

Amendment #1

This AMENDMENT #1 (the "Amendment") is entered into as of October 31, 2007, by and between Casio Soft Co., Ltd., a Japanese corporation having its principal place of business offices at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, 164-0012, Japan ("Casio Soft"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft and Fonix have entered "Software Development Agreement" as of October 27, 2006 (the "Software Development Agreement"), and Fonix developed text-to-speech (TTS) software "Fonix DECtalk 5.1" for US English, "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and

WHEREAS, Casio Soft and Fonix entered into "Software License Agreement" dated November 28, 2006 (the "Software License Agreement") for the purpose of granting to Casio Soft the license to use, reproduce, present publicly, or distribute Fonix software in connection with the Casio Hitachi Mobile Communications cell phone devices and/or other portable information devices; and

WHEREAS, Casio Soft and Fonix desire to amend certain terms set forth in the Agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. Section 1.1 is hereby amended and restated to read in its entirety as follows:

   1.1 "Software Product" means text-to-speech (TTS) software "FonixTalk 6.0" for US English and "Fonix DECtalk 4.6.4" for US English developed by Fonix under the Software Development Agreement and any new versions of such software with improvements or new features delivered by Fonix to Casio Soft under this Agreement.

2. Section 1.5 is hereby amended and restated to read in its entirety as follows:

   "Upgrades" means (i) a version upgrade to the Software Product identified by a change to the digit(s) to the left of the decimal point in the Software Product version number (e.g., FonixTalk 6.0 to FonixTalk 7.0, and is a later, enhanced version of the Software Product and feature set originally licensed (if the new version includes new, optional features that are available at additional cost, then such features are generally not available in the Upgrade without corresponding additional payment); and (ii) a product upgrade, which includes any new or different product that include new features; ports or versions of the Software Product for other platforms or operating systems of the Software Product not expressly licensed to Casio Soft. In this agreement, DECtalk 4.6.4 to FonixTalk 6.0 is recognized as a free upgrade.

3. Section 4.1 is hereby amended and restated to read in its entirety as follows:

   4.1 In consideration of the rights granted to Casio Soft pursuant to Section 2 hereof, Casio

Soft shall make the following payments to Fonix, namely:

A per copy royalty on the units of Casio Hitachi Mobile Communications Product with copies of the Software Product based on FonixTalk version 6.0, DECtalk version 4.6.4, (including Updated versions, but not Upgrades) embedded therein (whether in single or in sets of each language support version) sold by Casio Soft as follows. This amount includes withholding tax. For the sake of clarity, Run Time License fees are based upon the date the Product is manufactured. This FonixTalk 6.0/DECtalk 4.6.4 pricing is contingent upon the release of the Casio Computer Company's electronic dictionary products."

FonixTalk 6.0/DECtalk 4.6.4 Cumulative Units Sold	Per Unit Royalties
1--- 40,000	[redacted]
40,001 --- 80,000	[redacted]
80,001 --- 400,000	[redacted]
400,001 --- 800,000	[redacted]
800,001 ---	[redacted]

Casio Soft hereby commits to purchase 300,000 units upfront. The payment for these upfront units (US$59,400) shall be due 60 days from the Effective Date of this Agreement. Payments shall be made pursuant to section 4.2 below.

This pricing will continue through the life of the Casio Hitachi Mobile Communications Product(s) that Casio Soft produces that have the FonixTalk 6.0/DECtalk 4.6.4 or Updated (but not Upgraded) version of the Software Product. As indicated in Sections 1.5 and 3.2, Upgrades constitute a new license and will require a new pricing structure.

4. A new section 4.2 is hereby added to read in its entirety as follows:

4.2 Casio Soft shall receive from Casio Hitachi Mobile Communications a report specifying the amount of units shipped that contain either FonixTalk 6.0 or Fonix DECtalk 4.6.4 within 30 days at the end of each calendar quarter. In the next 30 days, Casio Soft will send a report to Fonix and Fonix shall then send Casio Soft an invoice seeking payment. Casio Soft shall then pay said invoice within ninety (90) days of the end of the calendar quarter.

As an example: By April 30, 2007 Casio Hitachi Mobile Communications shall send to Casio Soft the quantity of units shipped containing FonixTalk 6.0 or Fonix DECtalk 4.6.4 for the period between January 1, 2007 and March 31, 2007. In the beginning of May 2007, Casio Soft shall send to Fonix a report detailing the units sold containing FonixTalk 6.0 or Fonix DECtalk 4.6.4 during the period of January 1, 2007 to March 31, 2007. After receipt of this report, Fonix will invoice Casio Soft by May 31st. The invoiced amount is then due and payable on or before June 30th, 2007.

5. Section 4.2 is hereby amended and restated as section 4.3 to read in its entirety as follows:

4.3 All payments which may become due to Fonix under this Agreement shall be paid by Casio Soft in US dollars and received by Fonix Speech, Inc. on behalf of Fonix, and Casio Soft shall make remittance to the following bank account of Fonix Speech, Inc. as designated by Fonix:

Bank: JPMorgan Chase Bank, N.A.
Branch Name: South Valley Branch - 236
Address: 10620 South State St.
Sandy, UT 84070

Phone: 801-481-5550
Fax: 801-481-5554
Account No.: ████████
ABA No.: 124001545
SWIFT code: CHASSUS33

6.   Except as specifically agreed in this Amendment, any other terms and provisions of the
        2007 Software License Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly
authorized representatives as of the date first above written.

Casio Soft Co., Ltd.:   Fonix Speech Inc.:

Name: Minoru Yamaguchi   Name: Roger Dudley
Title: President   Title: Exec. VP and CFO

Signature:    Signature:

Agreement on Transfer of Contract Ownership

This Agreement is made and entered into between Casio Soft Co., Ltd. ("X")("Casio Soft"), Fonix Speech Inc. ("Y") and Casio Information Systems Co., Ltd. ("Z")("Casio Information Systems") and is in regards to the transfer of the current contracts made between X and Y that shall be transferred from X to Z. The contracts affected are mentioned below under ("the Original Contract").

It is agreed as follows:

Article 1. X will transfer the contracts entered into with Y under "the Original Contract" to Z on April 1, 2009. X will accept said transfer and Y will give its approval thereof.

Article 2. Y, X and Z agree to change all mentioned names of "Casio Soft", including the principal place of business offices, to the new name of "Casio Information Systems".

Date:

For X: Casio Soft Co., Ltd.
Address: Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, 164-0012, Japan
Name: Minoru Yamaguchi
Title: President
Signature: M. Yamaguchi



For Y: Fonix Speech Inc.
Address: 387 South 520 West Suite 110, Lindon, Utah 84042 U.S.A
Name: Roger Dudley
Title: CEO
Signature: Roger Dudley



For Z: Casio Information Systems Co., Ltd.
Address: 3-5, Nihonbashi Hongokucho 3-chome, Chuo-ku, Tokyo, 103-0021, Japan
Name: Kenichi Maeda
Title: President
Signature: Kenichi Maeda

List of "the Original Contract"

Contract Title	Effective Date
○Software Development Agreement	October 27, 2006
○SOFTWARE LICENSE AGREEMENT	October 31, 2007
○SOFTWARE LICENSE AGREEMENT	August 19, 2008

SOFTWARE LICENSE AGREEMENT

Amendment #2

This AMENDMENT #2 (the "Amendment") is entered into as of November, 9 2007, by and between Casio Soft Co., Ltd., a Japanese corporation having its principal place of business offices at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, 164-0012, Japan ("Casio Soft"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft and Fonix have entered "Software Development Agreement" as of October 27, 2006 (the "Software Development Agreement"), and Fonix developed text-to-speech (TTS) software "Fonix DECtalk 5.1" for US English, "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and

WHEREAS, Casio Soft and Fonix entered into "Software License Agreement" dated November 28, 2006 (the "Software License Agreement") for the purpose of granting to Casio Soft the license to use, reproduce, present publicly, or distribute Fonix software in connection with the Casio Hitachi Mobile Communications cell phone devices and/or other portable information devices; and

WHEREAS, Casio Soft and Fonix desire to amend certain terms set forth in the Agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. Section 4.2 is hereby amended and restated as section 4.3 to read in its entirety as follows:

    4.3 All payments which may become due to Fonix under this Agreement shall be paid by Casio Soft in US dollars and received by Fonix Speech, Inc. on behalf of Fonix, and Casio Soft shall make remittance to the following bank account of Fonix Speech, Inc. as designated by Fonix:

    > Bank: Zions Bank
    > Branch Name: SouthTowne Branch
    > Address: 125 West 10600 South
    > Sandy, UT 84070
    > Phone: 801-524-4644
    > Fax: 801-524-4877
    > Account No.: ▓▓▓▓▓▓▓▓
    > ABA No.: 124000054
    > SWIFT code: ZFNBUS55

2. Except as specifically agreed in this Amendment, any other terms and provisions of the 2007 Software License Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Casio Soft Co., Ltd.:   Fonix Speech Inc.:

Name: Minoru Yamaguchi   Name: Roger Dudley
Title: President   Title: Exec. VP and CFO

Signature:    Signature:

SOFTWARE LICENSE AGREEMENT

Amendment #3

This AMENDMENT #3 (the "Amendment") is entered into as of August 19th, 2008, by and between Casio Soft Co., Ltd., a Japanese corporation having its principal place of business offices at Shin-Nakano AM-1 Bldg., 23-3, Honcho 3-chome, Nakano-ku, Tokyo, 164-0012, Japan ("Casio Soft"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft and Fonix have entered "Software Development Agreement" as of October 27, 2006 (the "Software Development Agreement"), and Fonix developed text-to-speech (TTS) software "Fonix DECtalk 5.1" for US English, "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and

WHEREAS, Casio Soft and Fonix entered into "Software License Agreement" dated November 28, 2006 (the "Software License Agreement") for the purpose of granting to Casio Soft the license to use, reproduce, present publicly, or distribute Fonix software in connection with the Casio Hitachi Mobile Communications cell phone devices and/or other portable information devices; and

WHEREAS, Casio Soft and Fonix desire to amend certain terms set forth in the Agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. The principal place of business for Fonix Speech Incorporated has moved and is now located at 387 South 520 West, Suite 110, Lindon, Utah 84042.

2. In the above mentioned agreements, "Software Development Agreement" entered into as of October 27, 2006 (the "Software Development Agreement") and "Software License Agreement" entered into as of November 28, 2006 (the "Software License Agreement"), wherever "Fonix DECtalk 5.1" is written or mentioned, it shall hereby be changed to and known as "FonixTalk 6.0".

3. In addition to Licensing for US English for BREW v3.1.2 operating system, FonixTalk 6.0 US English for BREW v4.0 operating system shall hereby be added.

4. Except as specifically agreed in this Amendment, any other terms and provisions of the 2006 Software License Agreement and Amendment 2 shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Casio Soft Co., Ltd.:

Name: Minoru Yamaguchi
Title: President

Signature: M. Yamaguchi



Fonix Speech Inc.:

Name: Roger Dudley
Title: CEO

Signature: Roger Dudley



SOFTWARE LICENSE AGREEMENT

Amendment #4

This AMENDMENT #4 ("Amendment") is entered into as of August 24th, 2009 by and between Casio Information Systems Co., Ltd., a Japanese corporation having its principal place of business offices at 3-5, Nihonbashi Hongokucho 3-chome, Chuo-ku, Tokyo, 103-0021, Japan ("Casio Information Systems"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 387 South 520 West Suite 110, Lindon, Utah 84042 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Information Systems and Fonix have entered "Software Development Agreement" as of October 27, 2006 ("Software Development Agreement") with Amendments #2 and #3, and Fonix developed text-to-speech (TTS) software "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and "FonixTalk 6.0" for US English for BREW v4.0 operating system and the Qualcomm MSM7500 chip environment, and

WHEREAS, Casio Information Systems and Fonix entered into "Software License Agreement" dated November 28, 2006 ("Software License Agreement") for the purpose of granting to Casio Information Systems the license to use, reproduce, present publicly, or distribute Fonix software in connection with the Casio Hitachi Mobile Communications cell phone devices and/or other portable information devices; and

WHEREAS, Casio Information Systems and Fonix desire to amend certain terms set forth in the agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

i   Section 5.2 shall be amended in its entirety and replaced by the following.

5.2. Reports: Casio Hitachi Mobile Communications ("CHMC") shall report the sales of the number of units which include copies of Fonix's Software Product, namely Fonix DECtalk 4.6.4 or FonixTalk 6.0 ("Fonix Products") at the end of each calendar quarter (March 31st, June 30th, September 30th and December 31st). CHMC shall report its quarterly sales to Casio Information Systems ("CIS") within thirty (30) days of the end of each calendar quarter. CIS shall then deliver (via email) a report with the same information to Fonix on the same day CIS receives the CHMC report, however, not later than thirty-five (35) days of the end of each calendar quarter. The following shall be contained in the report:

(a) The number and type of CHMC products with copies of the Fonix Product embedded therein sold by CIS, broken down by Fonix product and version number; and

(b) A detailed account of all amounts due to Fonix

Within three (3) days of receipt of CIS' report, Fonix will prepare and send an original invoice of payment due to Fonix and shall date the invoice as the last day of the quarter. Within sixty (60) days from the last day of each calendar quarter, Licensee shall pay the amount on each Fonix invoice due for such Payment Period. Any amounts not paid when due shall accrue interest at the rate of 1.0 % per month or the highest rate allowed by law, whichever is less.

As an example, for the first calendar quarter ending March 31st of each year, CHMC shall send its quarterly sales report to CIS, which details the quantity of units shipped containing Fonix Products, on or before April 30th. By the same time period (April 30th, but not later than May 5th), CIS shall send the quarterly report to Fonix detailing the units sold containing Fonix Products. Fonix shall invoice CIS on or before May 5th, which invoice shall be dated March 31st. The invoiced amount to CIS is then due and payable to Fonix on or before May 31st. The report cycle as described herein shall be repeated each calendar quarter.

2.   Except as specifically agreed in this Amendment, any other terms and provisions of the 2006 Software License Agreement and Amendment 2 and 3 shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Casio Information Systems: Fonix Speech Inc.:

Name: Kenichi Maeda   Name: Roger Dudley
Title: President   Title: President and CFO

Signature: _Kenichi Maeda_   Signature:

SOFTWARE LICENSE AGREEMENT

Amendment #5

This AMENDMENT #5 (the "Amendment") is entered into as of November 17, 2009 by and between Casio Information Systems Co., Ltd., a Japanese corporation having its principal place of business offices at 3-5, Nihonbashi Hongokucho 3-chome, Chuo-ku, Tokyo, 103-0021, Japan ("Casio Information Systems"), and Fonix Speech Incorporated, a Delaware corporation having its principal place of business at 387 South 520 West Suite 110, Lindon, Utah 84042 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Information Systems and Fonix have entered "Software Development Agreement" as of October 27, 2006 ("Software Development Agreement") with Amendments #1 through 4, and Fonix' text-to-speech (TTS) software "Fonix DECtalk 4.6.4" for US English for BREW v3.1.2 operating system and the Qualcomm MSM6550 (ARM 9) chip environment, and "FonixTalk 6.0" for US English for BREW v4.0 operating system and the Qualcomm MSM7500 chip environment, and

WHEREAS, Casio Information Systems and Fonix entered into "Software License Agreement" dated November 28, 2006 ("Software License Agreement") for the purpose of granting to Casio Information Systems the license to use, reproduce, present publicly, or distribute Fonix software in connection with the Casio Hitachi Mobile Communications cell phone devices and/or other portable information devices; and

WHEREAS, Casio Information Systems and Fonix desire to amend certain terms set forth in the Agreement.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties agree as follows:

AGREEMENT

1. Section 4.2 is hereby amended and restated as section 4.3 to read in its entirety as follows:

    4.3 All payments which may become due to Fonix under this Agreement shall be paid by Casio Information Systems in US dollars and received by Fonix Speech, Inc. on behalf of Fonix, and Casio Information Systems shall make remittance to the following bank account of Fonix Speech, Inc. as designated by Fonix:

    > Bank: Chase Bank
    > Branch Name: Orem Branch
    > Address: 1115 South 800 East
    > Orem, UT 84097
    > Phone: 801-224-4500
    > Fax: 866-331-0895
    > Account No.: ███████
    > ABA No.: 124001545
    > SWIFT code: CHASUS33

2. Except as specifically agreed in this Amendment, any other terms and provisions of the 2006 Software License Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

Casio Information Systems Ltd.:

Name: Kenichi Maeda
Title: *President*

Signature: Kenichi Maeda

Fonix Speech Inc.:

Name: Roger D. Dudley
Title: *CEO*

Signature: Roger D. Dudley

uy

AMENDED AND RESTATED
SOFTWARE LICENSE AGREEMENT

This AMENDED AND RESTATED SOFTWARE LICENSE AGREEMENT (the "Agreement") is entered into and is effective as of **July 16 , 2010** (the "Effective Date"), by and between Casio Information Systems Co., Ltd., a Japanese corporation having its principal place of business at 3-5, Nihonbashi Hongokucho 3-chome, Chuo-ku, Tokyo 103-0021, Japan ("Casio"), and Fonix Speech Inc., a Delaware corporation having its principal place of business at 387 South 520 West, Suite 110, Lindon, Utah 84042 U.S.A. ("Fonix").

RECITALS

WHEREAS, Casio Soft Co., Ltd. (an affiliate of Casio) and Fonix entered into that certain Software License Agreement dated November 28, 2006, which was thereafter amended from time to time (the "Original Agreement").

WHEREAS, Casio Soft Co., Ltd., effective as of April 1, 2009, assigned all of its rights and obligations under the Original Agreement and any Amendments (Amendments #1 through 5) thereto to Casio.

WHEREAS, Casio and Fonix desire to amend and restate the Original Agreement in its entirety as set forth herein.

NOW THEREFORE, in consideration of the promises and the mutual agreements herein contained, the parties hereby amend and restate the Original Agreement in its entirety and agree as follows:

AGREEMENT

1. DEFINITIONS

1.1 "Software Product" means text-to-speech (TTS) software and any new Updates (see paragraph 1.4 below) of such software with improvements delivered by Fonix to Casio under this Agreement, namely Fonix DECtalk 4.6.4 and FonixTalk 6.0, as heretofore licensed under the Original Agreement.

1.2 "Casio Product" means mobile devices, including but not limited to cellular phones, portable information devices, and personal digital assistants, manufactured by NEC CASIO Mobile Communications, Ltd., a Japanese corporation having its principal place of business at 1753 Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa 211-8668, Japan, formerly known as Casio Hitachi Mobile Communications Co., Ltd. ("NCMC").

1.3 "Confidential Information" means: (a) any information, including but not limited to any information relating to either party's Software Products or other software, plans, designs, costs, prices and names, finances, marketing plans, business opportunities, personnel, research, development of know-how; that is designated by the disclosing party as confidential in writing or, if disclosed orally or visually, designated as confidential at the time of disclosure and reduced to writing and designated as confidential in writing within thirty (30) days; and (b) the terms and conditions of this Agreement; provided, however that "Confidential Information" will not include information that: (1) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (2) is known and has been reduced to tangible form by the receiving party at the time of disclosure and is not subject to restriction; (3) is independently developed by the receiving party without use of the disclosing party's Confidential Information; (4) is lawfully obtained from a third party who has the right to make such disclosure; or (5) is released for publication by the disclosing party in writing.

1.4 "Updates" means routine updates to the Software Product, including "bug fixes", error corrections, minor enhancements, and documentation corrections and additional language versions. Updates are identified by a change in the Software Product version number to the right of the decimal.

1.5 "Upgrades" means (i) a version upgrade to the Software Product identified by a change to the digit(s) to the left of the decimal point in the Software Product version number (e.g., FonixTalk 6.0 to FonixTalk 7.0), and is a later, enhanced version of the Software Product and feature set originally licensed (if the new version includes new, optional features that are available at additional cost, then such features are generally not available in the Upgrade without corresponding additional payment); and (ii) a product upgrade, which includes any new or different product that include new features; ports or versions of the Software Product for other platforms or operating systems of the Software Product not expressly licensed to Casio.

2. GRANT OF RIGHTS TO CASIO

2.1 During the term of this Agreement, Fonix hereby grants Casio, with the right to sub-license to NCMC, a non-exclusive worldwide license (a) to copy and have copied the Software Product for the sole purpose of incorporating the Software Product into Casio Products, and (b) to distribute and sell copies of the Software Product solely as embedded into the Casio Products to end-users through NCMC.

2.2 Each copy of the Software Product shall be distributed with a statement in the owner's manual or other documentation that contains industry-standard disclaimers of warranties and liabilities protecting Fonix, as a supplier of software used within Casio's Product. An example of acceptable language would be: **"NEC Casio Mobile Communications and its licensors make no other warranties, express or implied, and disclaim any implied warranties of merchantability or fitness for a particular purpose. Speech software may not be error-free. Casio's and its licensors shall not be liable for any lost profits, interruptions of business, or any incidental, consequential or punitive damages, and their total liability for any claim or damage arising out of the use of this Product shall not exceed the license fee you paid."**

2.3 Fonix shall retain all right, title and interest, including without limitation all patents, copyrights, trade secrets and other intellectual property rights, in and to the Software Product and all copies thereof, including derivative works, subject to the license set forth in this Agreement. Fonix specifically reserves all rights not expressly granted in this Agreement. However, Casio shall retain all right, title and interest in and to the Dictionary Data about pronunciation in the Software Product that Fonix developed based on Casio's requirements under the development agreements previously entered into between the parties with respect to the Software Products ("Development Agreement.") "Dictionary data", as used herein, means only the dictionary file and does not include engine code or underlying software code.)

2.4 Casio shall not modify, localize, translate or create derivative works of any portion of the Software Product or its documentation. Casio agrees not to reverse engineer, disassemble, decompile or otherwise attempt to derive source code, trade secrets, programming methods or Confidential Information from the Software Product, except to the extent permitted by law notwithstanding this limitation.

2.5 Casio shall use reasonable efforts to prevent its employees, distributors and customers from making unauthorized copies of the Software Product or improperly using the Software Product. If Casio discovers any such problems, it will promptly notify Fonix and take commercially reasonable actions to resolve the problem as soon as reasonably possible.

2.6 For the avoidance of doubt, Fonix does not grant to Casio any right to use Fonix's trademarks under this Agreement. If either party so requests, Fonix and Casio may separately enter into a trademark license agreement under which Fonix may grant to Casio a worldwide, nonexclusive, royalty-free license to use Fonix's name, logo, FonixTalk trademark and other related trademark in advertising, promoting, selling, licensing, and distributing the Software Product to distributors and customers.

3. SUPPORT AND UPDATES

3.1 During the warranty period defined in Section 6.1, Fonix agrees to provide continuing direct support to Casio, upon Casio's reasonable request, to enable Casio to operate and maintain the Software

Product, via e-mail and telephone (and personal visits if mutually agreed by the parties).

3.2 Fonix will provide Casio with Updates as Fonix may develop and release during the term of this Agreement. Fonix shall provide a master copy of such Updates to Casio and Casio may, in its discretion, integrate such Updates in units of the Casio Products subsequently distributed and provide them to end users who have maintenance agreements. Upgrades to the Software Product will be offered to Casio at Fonix's standard prices for such Upgrades.

4. PAYMENTS

4.1 In consideration of the rights granted to Casio pursuant to Section 2 hereof, Casio shall make the following payments to Fonix, namely:

A per copy royalty of ████████ the units of Casio Product with copies of the Software Product (including Updated versions, but not Upgrades) embedded therein (whether in single or in sets of each language support version) sold by NCMC. This amount includes any withholding tax. If Casio is legally required to withhold the income taxes from any payments due to Fonix hereunder, the parties hereto will cooperate to claim exemption from such withholding tax according to the convention for the avoidance of double taxation between USA and Japan. Fonix understands that Fonix must provide the certification of residency issued by the competent authority if it desires to be exempted from such tax. If Fonix cannot provide the said certification in a timely manner, it shall choose to either: (i) allow Casio to pay Fonix an amount after deduction of such tax; or (ii) allow Casio to delay payments to Fonix without incurring any liability to Fonix until the tax exemption procedure is fully completed.

This pricing will continue through the life of the Casio Product(s) that Casio produces which embed the Software Product or Update thereof (but not Upgrade) together with the original BREW v.3.1.2 and 4.0 operating system ("OS") and the Qualcomm MSM6550 and MSM 7500 (ARM 9) chip environment ("Chip") for NCMC models produced and distributed. Any change to the above stated OS and/or Chip versions requires a new Software License Agreement from Fonix. As indicated in Sections 1.5 and 3.2, Upgrades constitute a new license and will require a new pricing structure from Fonix.

4.2 All payments which may become due to Fonix under this Agreement shall be paid by Casio in US dollars and received by Fonix. Payment shall be via bank wire transfer (Fonix invoice shall include bank wire instructions, and total amount due).

5. KEEPING AND INSPECTION OF ACCOUNTS

5.1 Casio shall, during the term of this Agreement, keep accurate accounts and records necessary for the determination of the royalties payable to Fonix.

5.2 A report including the number of Casio Products with copies of the Software Product embedded therein sold by NCMC during each quarterly period ending on 31 March, 30 June, 30 September and 31 December ("Report") shall be delivered to Fonix by Casio within ten (10) days of the end of each quarterly period. Each Report shall include the following information:
     (a) The number and type of Casio Products with copies of the Software Product embedded therein sold by NCMC, broken down by Fonix product and version number; and
     (b) A detailed account of all amounts due to Fonix.

Within three (3) days of receipt by Fonix of Casio's Report, Fonix will prepare an invoice containing the amounts due to Fonix and will send a copy of such invoice (which shall include Fonix' bank wire information) in pdf format to Casio (with the original invoice to be sent to Casio via regular mail). Within sixty (60) days of the last day of each calendar quarterly period commencing on April 1, July 1, October 1, and January 1 ("Payment Period"), Casio shall pay the amount due for such Payment Period based on such invoice. Any amounts not paid when due shall accrue interest at the rate of 1.0 % per month or the highest rate allowed by law, whichever is less.

5.3 Upon request in writing by Fonix, Casio shall permit an independent auditor nominated by Fonix to examine Casio's books and records of account for the sole purpose of verifying the amounts received by Fonix under this Agreement, provided that: all costs in relation thereto shall be for the account of Fonix, except that, if there has been an underpayment of more than 5% of the royalties payable to Fonix, such audit shall be at the expense of Casio, and Casio shall promptly pay to Fonix any underpayment determined by the audit.

6. WARRANTIES AND INDEMNIFICATION

6.1 Fonix warrants that: (i) the Software Product will conform to the requirements set forth in the Development Agreement, in all material respects, for a period of one (1) year after acceptance of that Software Product by Casio under the Development Agreement; (ii) in connection with Fonix's performance under this Agreement, Fonix will not intentionally infringe or misappropriate any patent, copyright, trade secret, or any other proprietary right of any third party; and (iii) Fonix has full power to enter into this Agreement, and to carry out its obligations under this Agreement.

6.2 Fonix will, at its expense, defend any claim or action brought against Casio, and Casio's subsidiaries, affiliates, directors, officers, employees, agents and independent contractors, to the extent it is based on a claim that any Software Product infringes or violates any patent, copyright, trademark, trade secret or other proprietary right of a third party, and Fonix will pay any liabilities, damages, costs and expenses (including reasonable attorneys' fees) finally awarded in such claim or action or paid in settlement thereof; provided that: (i) Casio gives Fonix reasonably prompt notice in writing of any such claim or action; (ii) Casio grants Fonix sole control over the defense of the claim or action and provides Fonix information, assistance and authority, at Fonix's expense, to enable Fonix to defend such claim or action; and (iii) Fonix will not be responsible for any settlement made by Casio without Fonix's written permission. Casio may, at its option and expense, choose to be represented by separate counsel in any such action. Fonix may not settle any claim or action on Casio's behalf without Casio's written permission and in the event Casio and Fonix agree to settle a claim or action, both Fonix and Casio agree not to disclose the settlement nor to permit the party claiming infringement to disclose the settlement without first obtaining the other party's written permission. Fonix shall have no liability for infringement based on modification of the Software Product by any party other than Fonix, or the combination or use of the Software Product with any other software, equipment, product or process not furnished by Fonix (except in case such combination or use is inevitable), if use of the Software Product alone and in its unmodified form would not have been an infringement. If the Software Product is finally held or believed by Fonix to infringe, Fonix shall use reasonable efforts to obtain a license under the rights that have been infringed, to modify the Software Product so it is non-infringing or to provide to Casio a substitute Software Product that is non-infringing; provided that if such options are not commercially reasonable, Fonix may terminate the license for the infringing Software Product upon written notice to Casio. THIS SECTION STATES FONIX'S ENTIRE OBLIGATION WITH RESPECT TO ANY CLAIM FOR INFRINGEMENT OR MISAPPROPRIATION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

6.3 If Casio finds any errors in the Software Products within the warranty period set forth in 6.1(i) and notifies Fonix thereof, Fonix shall use commercially reasonable best efforts to promptly correct or repair such errors at its own responsibility and cost. However, if the parties decide that the errors have only a minimal or trivial effect on a user and does not prevent or hinder use of any important features of the Software Products, Fonix shall use commercially reasonable efforts to correct or repair such errors within a reasonable period.

6.4 THE FONIX WARRANTIES SET FORTH IN THIS SECTION 6 ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS OF THE SOFTWARE PRODUCTS FOR ANY PARTICULAR PURPOSE OR INTENDED USE.

7. CONFIDENTIALITY

Each party will protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that each such party uses to protect its own like information, but at least a reasonable degree of care. Neither party will use the other's Confidential Information for purposes other than those necessary to perform its obligations or exercise its rights under this Agreement. Neither party will disclose to third parties the other's Confidential Information.

8. SOURCE CODE RELEASE

In the event that (i) Fonix is subject to bankruptcy, reorganization or insolvency proceedings for any reason, ceases to actively conduct its business, or liquidates, dissolves, terminates or suspends its business without a successor, (ii) Fonix terminates all customer support and maintenance for the Software Product licensed hereunder for any reason, or (iii) Fonix is unable to correct or repair errors of the Software Product under Section 6.2, Fonix shall immediately deliver to Casio a copy of the source code for the most recent version of the Software Product licensed to Casio (the "Source Code"). Fonix hereby grants to Casio, effective upon the date of such delivery, a license to use, modify, enhance, and copy the Source Code as necessary for the exercise of Casio's rights under this Agreement. In no other way shall such license impair Fonix's ownership of the Software Product or the rights of Fonix's creditors, assigns or successors in interest. The Source Code itself is not authorized to be sublicensed and shall not be provided to or disclosed to third parties, other than employees or contractors of Casio with a need to know such information who have signed a non-disclosure agreement sufficient to protect the Source Code.

9. TERM

This Agreement will commence on the Effective Date and shall be for a period of three (3) years. Casio shall have the option to renew this Agreement for additional one (1) year terms unless terminated by Casio at the end of the initial or any renewal term by three (3) months' prior written notice.

10. TERMINATION

10.1 Either party will have the right to terminate this Agreement immediately upon written notice at any time if:

(i)The other party is in material breach of any warranty, term, condition or covenant of this Agreement other than those contained in Section 7 and fails to cure that breach within thirty (30) days after written notice of that breach and of the first party's intention to terminate;

(ii)The other party is in material breach of any warranty, term, condition or covenant of Section 7;

(iii)The other party is liquidated or terminates its business without such business and this Agreement being assigned to a permitted assignee under Section 14.4; or

(iv) (1)A voluntary petition in bankruptcy for liquidation is filed by the other party; or (2) an involuntary petition in bankruptcy for liquidation is filed against the other party and the other party fails to obtain dismissal of such involuntary petition within a reasonable time; or

10.2 Upon termination of this Agreement, each party will be released from all obligations and liabilities to the other occurring or arising after the date of such termination, except that the provisions of Sections 1, 6, 7, 8 (if Source Code was released to Casio prior to termination), 10.2, 11, 12, and 14 will survive termination of this Agreement. Termination will not relieve Fonix or Casio from any liability arising from any breach of this Agreement. Neither party will be liable to the other for damages of any sort solely as a result of terminating this Agreement in accordance with its terms. Termination of this Agreement will be without prejudice to any other right or remedy of either party.

11. RIGHT TO DEVELOP INDEPENDENTLY

Nothing in this Agreement will impair Casio's right to acquire, license, develop, manufacture or distribute for itself, or have others develop, manufacture or distribute for it, similar technology performing the same or similar functions as the technology contemplated by this Agreement, or to market and distribute such similar technology in addition to, or in lieu of, the Software Products; provided that Casio does not use or misuse Fonix's intellectual property or Confidential Information in connection therewith.

12. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF DAMAGES

EXCEPT FOR INDEMNIFICATION AS PROVIDED IN SECTION 6, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY TO THE OTHER PARTY EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE TO FONIX UNDER THIS AGREEMENT, EXCEPT FOR INDEMNIFICATION UNDER SECTION 6 OR BREACH OF CONFIDENTIALITY UNDER SECTION 7, OR FOR A BREACH OF THE LIMITATIONS OF THE LICENSES GRANTED IN THIS AGREEMENT.

13. RETENTION OF RIGHTS

Fonix and Casio hereby expressly agree that this Agreement is subject to 11 U.S.C. Section 365(n) of the United States Bankruptcy Code and if Fonix becomes subject to any bankruptcy, reorganization or insolvency proceedings, whether voluntary or involuntary, Casio will elect to continue to retain its rights hereunder in accordance with Section 365(n) unless Casio affirmatively and expressly elects to terminate this Agreement in accordance with Section 365(n).

14. GENERAL

14.1 Neither party will be liable for any failure or delay in its performance under this Agreement due to causes, including, but not limited to, an act of God, act of civil or military authority, fire, epidemic, flood, earthquake, riot, war, sabotage, labor shortage or dispute, and governmental action, which are beyond its reasonable control; provided that the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof; and (ii) uses its reasonable efforts to correct such failure or delay in its performance. The delayed party's time for performance or cure under this Section 14.1 will be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less.

14.2 Fonix is an independent contractor. Neither Fonix nor Fonix's employees, consultants, contractors or agents are agents, employees or joint ventures of Casio, nor do they have any authority to bind Casio by contract or otherwise to any obligation. They will not represent to the contrary, either expressly, implicitly, by appearance or otherwise.

14.3 It will be Fonix's obligation to respect as income all compensation received by Fonix pursuant to this Agreement and pay all taxes due on such compensation. Fonix will indemnify Casio against and hold it harmless from any obligation imposed on Casio to pay any withholding taxes, social security, unemployment insurance, workers' compensation insurance, disability insurance or similar items, including interest and penalties thereon, in connection with any payments made to Fonix by Casio pursuant to this Agreement; provided that the parties cooperate to minimize, to the extent permissible, any such taxes and other governmental obligations.

14.4 The rights and liabilities of the parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be; provided that neither party may assign or delegate its obligations or rights under this Agreement either in whole or in part, without the prior written consent of the other party, which shall not be unreasonably withheld. Any attempted assignment in violation of the provisions of this Section 14.4 will be void.

14.5 This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its rules of conflict of laws requiring the application of the laws of another jurisdiction.

14.6 Fonix and Casio hereby irrevocably agree and consent to be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County with respect to any dispute arising out of or relating to this Agreement, or the breach termination or validity thereof.

14.7 If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of parties, and the remainder of this Agreement will continue in full force and effect.

14.8 All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given when: (i) delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier specifying next day delivery, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a party by giving written notice to the other party pursuant to this Section 14.8:

Casio: Fonix:

3-5, Nihonbashi Hongokucho 3-chome   387 South 520 West
Chuo-ku,   Suite 110
Tokyo 103-0021 Japan   Lindon, Utah 84042   U.S.A.
Attention: Yutaka Kida   Attention: John Shepherd

14.9 No Waiver. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

14.10 No Rights in Third Parties. This Agreement is made for the benefit of Fonix and Casio and their respective subsidiaries and affiliates, if any, and not for the benefit of any third parties.

14.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument.

14.12 Headings and References. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

14.13 Publicity. Casio shall include the name and trademark of Fonix in the user manual of each Casio Product. Fonix may refer to Casio in its publicity, in which case Fonix shall obtain Casio's prior approval (not to be unreasonably withheld or delayed) for such reference.

14.14 Complete Agreement. This Agreement, including all Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes, and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized representative of both parties. To the extent any terms and conditions of this Agreement conflict with the terms and conditions of any invoice, purchase order or purchase order acknowledgement placed hereunder, the terms and conditions of this Agreement will govern and control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives:

Casio Information Systems Co., Ltd.:

Name: Kenichi Maeda
Title: President
Date: 8/6/10

Signature: Kenichi Maeda

Fonix Speech Inc.:

Name: Roger D. Dudley
Title: CEO
Date: 7/30/10

Signature: [signature]

MM